Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015 AND 2014

Approved for issuance: January 13, 2016

JANUARY 13, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three months ended November 30, 2015 and 2014 and the annual audited consolidated financial statements and related notes for the years ended August 31, 2015, 2014 and 2013. The interim condensed consolidated financial statements of Postmedia for the three months ended November 30, 2015 and 2014 and the annual audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements. These statements are subject to a number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013. Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements. Such statements reflect management’s current views and are based on certain assumptions. They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on such forward-looking statements. No forward-looking statement is a guarantee of future results. We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements of Postmedia for the three months ended November 30, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.

This management’s discussion and analysis is dated January 13, 2016 and does not reflect changes or information subsequent to this date. Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Operating Income before Depreciation, Amortization, Impairment and Restructuring

We use operating income before depreciation, amortization, impairment and restructuring, as presented in the interim condensed consolidated financial statements for the three months ended November 30, 2015 and 2014 and described in note 3 thereto, to assist in assessing our financial performance. Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results and to assess Postmedia’s ability to incur and service debt. In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions. Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional subtotal and may not be comparable to similar measures presented by other companies.

Overview and Background

Our business consists of news and information gathering and dissemination operations, with products offered in local, regional and major metropolitan markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these distribution platforms provides audiences with a variety of media through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider. We are the largest publisher by circulation of daily newspapers in Canada, according to Newspapers Canada’s 2014 Circulation Data Report. Postmedia has the highest weekly print readership of daily newspapers in Canada, based on Vividata Fall 2015 survey data.

For financial reporting purposes we have one operating segment, the Newsmedia segment, which publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com and canoe.com websites, each newspaper’s online website and Infomart, our media monitoring service.

Recent Developments

On October 6, 2014, we entered into a purchase agreement with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”). As at the acquisition date of April 13, 2015, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital adjustment of $1.2 million. Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network. We financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of Postmedia (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of additional First-Lien Notes for proceeds of $140.0 million to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, we issued subscription receipts (“Notes Subscription Receipts”) which were automatically exchanged for the additional First-Lien Notes on April 13, 2015. The Notes Subscription Receipts bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of Postmedia as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration.

The remaining financing for the Sun Acquisition was provided through the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash.

On October 16, 2014 we entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”) for an aggregate amount of up to $20.0 million. The ABL Facility matured on October 16, 2015 and was not replaced.

In October 2014, we received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the years ended August 31, 2011 and 2012 were eligible to be claimed. We refiled the tax return for the year ended August 31, 2012 to reflect the digital media tax credits and during the year ended August 31, 2015 received $17.8 million (including accrued interest of $0.5 million), related to this claim. The claim primarily related to the recovery of previously recognized compensation expenses, and as a result we recorded an initial recovery of compensation expense of $13.8 million in the three months ended November 30, 2014 due to the estimation uncertainty associated with the claim process.

On April 23, 2015, the Ontario Minister of Finance announced changes to the eligibility rules for the Ontario Interactive Digital Media Tax Credit that will restrict the eligibility requirements in the future.  As a result we are in the process of completing our final claim under the program for the period from September 1, 2012 to April 23, 2015, and will record the tax credit receivable when there is reasonable assurance we have complied with the conditions of the program.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, including All Access Subscriptions (across the four platforms of print, web, tablet and smartphone), single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue consists of revenue from national and local display advertising as well as digital classified advertising on our newspaper and other websites, including canada.com, canoe.com, revenue from e-Papers and Digital Access subscriptions, as well as subscription revenue generated through Infomart, our media monitoring service.

Print advertising revenue was $142.1 million for the three months ended November 30, 2015, representing 56.6% of total revenue. Our major advertising categories consist of local, national, and inserts. These categories composed 51.6%, 26.0% and 20.4%, respectively, of total print advertising for the three months ended November 30, 2015.

Print advertising is influenced by both the overall strength of the economy and significant structural changes in the newspaper industry and media in general. The continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms including search and social media websites, combined with periods of economic uncertainty have resulted in significant declines in print advertising. We anticipate the print advertising market to remain challenging and expect current trends to continue throughout the remainder of fiscal 2016. During the three months ended November 30, 2015, we experienced print advertising revenue increases of $49.0 million, as compared to the same period in the prior year, due to the Sun Acquisition. Excluding the impact of the Sun Acquisition, print advertising revenue would have decreased $16.4 million, or 17.6%, for the three months ended November 30, 2015. This decrease in print advertising revenue in the three months ended November 30, 2015 relates to weakness across all our major advertising categories including local, national and insert advertising.

Print circulation revenue was $67.9 million for the three months ended November 30, 2015, representing 27.0% of total revenue. Circulation revenues increased $20.5 million in the three months ended November 30, 2015, as compared to the same period in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, print circulation revenue would have decreased $3.2 million, or 6.7% for the three months ended November 30, 2015. This decrease is the result of declines in circulation volumes that have been experienced over the last few years and this trend continued in the three months ended November 30, 2015. Volume declines have been partially offset by price increases and we expect these print circulation revenue trends to continue throughout the remainder of fiscal 2016.

Digital revenue was $30.2 million for the three months ended November 30, 2015, representing 12.0% of total revenue. Digital revenues increased $5.9 million in the three months ended November 30, 2015, as compared to the same period in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, digital revenues decreased $1.4 million, or 5.7%, in the three months ended November 30, 2015, as compared to the same period in the prior year, as a result of decreases in local digital advertising revenue and digital classified revenue, partially offset by increases in digital subscription revenue and other digital revenue. We continue to believe digital revenue represents a future growth opportunity for Postmedia and as a result we are focused on various new products and initiatives in this area.

Our principal expenses consist of compensation, newsprint, distribution and production. These represented 45.4%, 6.6%, 20.2% and 8.6%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the three months ended November 30, 2015. We experienced increases in compensation, newsprint, distribution and production expenses of $40.5 million, $6.6 million, $17.7 million and $6.6 million, respectively, in the three months ended November 30, 2015 as compared to the same period in the prior year primarily as a result of the Sun Acquisition.  In addition compensation expense has increased as a result of the recovery of $13.8 million in the three months ended November 30, 2014 related to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”.

As of August 31, 2015, we completed our three year business transformation program announced in July 2012 (“Transformation Program”) targeting total operating cost reductions of 15% to 20%. In total, we implemented net annualized cost savings of approximately $136 million, or 20% of operating costs under the Transformation Program. The net annualized cost savings primarily related to decreases in compensation expenses partially offset by increases in production expenses as a result of outsourced newspaper production. As a result of the Sun Acquisition and the continuing trends in advertising revenue, we will continue to pursue additional cost reduction initiatives in the future. We announced in July 2015 that we planned to eliminate an estimated additional $50 million in operating costs by the end of fiscal 2017. We are now targeting to complete the implementation of the $50 million in cost savings by the end of the third quarter of fiscal 2016 and are targeting an additional $30 million in cost savings to be implemented by the end of fiscal 2017 (“New Transformation Program”). These additional cost reductions are expected to come from a combination of acquisition synergies and further streamlining of our operations. During the three months ended November 30, 2015 we implemented initiatives which are expected to result in an additional $17 million of net annualized cost savings under the New Transformation Program. In total, we implemented net annualized cost savings of approximately $32 million of operating costs, since the New Transformation Program was announced.

Our operating results are affected by variations in the cost and availability of newsprint. Newsprint is the principal raw material used in the production of our newspapers and other print publications. It is a commodity that is generally subject to price volatility. We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense. Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $4.4 million on an annualized basis. We expect a slight increase in newsprint prices in the early part of calendar 2016.

Our distribution is primarily outsourced to third party suppliers. The key drivers of our distribution expenses are fuel costs and circulation and insert volumes. Our distribution expenses have increased during the three months ended November 30, 2015 as compared to the same period in the prior year primarily related to the Sun Acquisition, partially offset by cost savings as result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Our production costs include the costs related to outsourced production of our newspapers as well as ink and other production supplies. Our production expenses have increased during the three months ended November 30, 2015 as a result of the Sun Acquisition, as well as outsourced newspaper production of the Vancouver newspapers, which includes The Vancouver Sun and The Province, in February 2015. We expect production costs to increase in the second quarter of fiscal 2016 as a result of the Sun Acquisition and outsourcing of the Vancouver newspapers.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements. The critical accounting estimates used in our interim condensed consolidated financial statements for the three months ended November 30, 2015 and 2014 are not materially different from those disclosed in our annual management’s discussion and analysis and annual audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

Operating Results

Postmedia’s operating results for the three months ended November 30, 2015 as compared to the three months ended November 30, 2014

	2015	2014
Revenues
Print advertising	142,142	93,127
Print circulation	67,910	47,434
Digital	30,168	24,269
Other	10,860	4,684
Total revenues	251,080	169,514
Expenses
Compensation	94,739	54,149
Newsprint	13,798	7,175
Distribution	42,193	24,464
Production	17,946	11,362
Other operating	39,896	26,742
Operating income before depreciation, amortization, impairment and restructuring	42,508	45,622
Depreciation	5,647	12,032
Amortization	5,656	9,535
Impairment	-	1,843
Restructuring and other items	11,795	4,224
Operating income	19,410	17,988
Interest expense	18,720	15,311
Net financing expense relating to employee benefit plans	1,449	1,428
Gain on disposal of property and equipment and asset held-for-sale	(61)	(733)
Gain on derivative financial instruments	(1,844)	(3,235)
Foreign currency exchange losses	5,377	15,472
Loss before income taxes	(4,231)	(10,255)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(4,231)	(10,255)

Revenue

Print advertising

Print advertising revenue increased $49.0 million to $142.1 million for the three months ended November 30, 2015 as compared to the same period in prior year. Excluding the impact of the Sun Acquisition, print advertising revenue decreased $16.4 million, or 17.6%, and declines were experienced across all of our major categories including decreases from local advertising of 17.1%, national advertising of 23.4%, and insert advertising of 7.2%. The decreases were due to declines in both volume and rate with the total print advertising linage and average line rate decreasing 11.4% and 9.8%, respectively, during the three months ended November 30, 2015, as compared to the same period in the prior year.

Print circulation

Print circulation revenue increased $20.5 million to $67.9 million for the three months ended November 30, 2015 as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print circulation revenue decreased $3.2 million, or 6.7%, as a result of paid circulation volume decreasing 7.2%, partially offset by price increases.

Digital

Digital revenue increased $5.9 million to $30.2 million for the three months ended November 30, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, digital revenue decreased $1.4 million, or 5.7%, as a result of decreases in local digital advertising revenue of $1.8 million and digital classified revenue of $0.6 million, partially offset by an increase in digital subscription revenue of $0.2 million and other digital revenue of $0.7 million.

Other

Other revenue increased by $6.2 million to $10.9 million for the three months ended November 30, 2015, as compared to the same period in the prior year, as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, other revenue decreased $0.6 million to $4.0 million for the three months ended November 30, 2015, as compared to the same period in the prior year.

Expenses

Compensation

Compensation expenses increased $40.6 million to $94.7 million for the three months ended November 30, 2015, as compared to the same period in the prior year. The increase in compensation expenses is primarily related to the Sun Acquisition and the recovery of $13.8 million relating to the Ontario Interactive Digital Media Tax Credit in the three months ended November 30, 2014 as described earlier in “Recent Developments” partially offset by declines in salary and benefits expense due to the cost reduction initiatives and decreases in short-term incentive plan expense of $0.9 million and share-based compensation and other long-term incentive plan expense of $0.4 million.

Newsprint

Newsprint expenses increased $6.6 million to $13.8 million for the three months ended November 30, 2015, as compared to the same period in the prior year primarily as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, newsprint expenses decreased $1.4 million, or 19.0%, as a result of consumption decreases of 14.9% due to lower newspaper circulation volumes as well as continued usage reduction efforts, combined with a decrease in newsprint cost per tonne of 4.8%. Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses increased $17.7 million to $42.2 million for the three months ended November 30, 2015, as compared to the same period in the prior year. The increase in distribution expenses is primarily related to the Sun Acquisition partially offset by cost savings as a result of the reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $6.6 million to $17.9 million for the three months ended November 30, 2015, as compared to the same period in the prior year. The increase in production expenses is primarily related to the Sun Acquisition and the outsourcing of the Vancouver newspapers in February 2015 partially offset by the reduction in newspaper circulation volumes and ongoing cost reduction initiatives.

Other operating

Other operating expenses increased $13.2 million to $39.9 million for the three months ended November 30, 2015, as compared to the same period in the prior year. The increase in other operating expenses is primarily related to the Sun Acquisition partially offset by the ongoing cost reduction initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $3.1 million, or 6.8%, to $42.5 million for the three months ended November 30, 2015, as compared to the same period in the prior year. The decrease in operating income before depreciation, amortization, impairment and restructuring was as a result of increases in revenue being offset by increases in compensation, newsprint, distribution, production and other operating expenses, all as discussed above. Excluding the recovery of $13.8 million relating to the Ontario Interactive Digital Media Tax Credit in the three months ended November 30, 2014 described earlier in “Recent Developments”, operating income before depreciation, amortization, impairment and restructuring would have increased $10.7 million, or 33.6%, as compared to the same period in the prior year as a result of the Sun Acquisition.

Depreciation

Depreciation expense decreased $6.4 million to $5.6 million for the three months ended November 30, 2015, as compared to the same period in the prior year. The decrease relates primarily to reduced depreciation of the production assets of the Vancouver newspapers as a result of the outsourced production of these newspapers in February 2015, partially offset by additional depreciation expense related to the property and equipment acquired as part of the Sun Acquisition.

Amortization

Amortization expense decreased $3.9 million to $5.7 million for the three months ended November 30, 2015, as compared to the same period in the prior year. The decrease relates primarily to finite life intangible assets that were fully amortized in the year ended August 31, 2015, partially offset by the additional amortization expense related to the finite life intangible assets acquired as part of the Sun Acquisition.

Impairment

During the three months ended November 30, 2015, there were no impairments recorded. Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required. As at November 30, 2014, the estimated fair value less costs of disposal of the Edmonton Journal production facility was reduced to $8.7 million based on the expected net proceeds. As a result, during the three months ended November 30, 2014, we recorded an impairment loss of $1.8 million.

Restructuring and other items

Restructuring and other items expense increased $7.6 million to $11.8 million for the three months ended November 30, 2015 as compared to the same period in the prior year. Restructuring and other items expense for the three months ended November 30, 2015 consists of severance costs of $8.5 million, which include both involuntary and voluntary buyouts, and $3.3 million for onerous leases related to unoccupied property. Restructuring and other items expense for the three months ended November 30, 2014 consisted of $2.6 million of severance costs, which included both involuntary terminations and voluntary buyouts, and acquisition costs of $1.6 million related to the Sun Acquisition.

Operating income

Operating income increased $1.4 million, or 7.9%, to $19.4 million for the three months ended November 30, 2015, as compared to the same period in the prior year. The increase in operating income is the result of a decrease in depreciation expense, amortization expense and an impairment recorded in the three months ended November 30, 2014, partially offset by a decrease in operating income before depreciation, amortization, impairment and restructuring and an increase in restructuring and other items expense all as discussed above.

Interest expense

Interest expense increased $3.4 million, or 22.3%, to $18.7 million for the three months ended November 30, 2015, as compared to the same period in the prior year. Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest of $3.1 million and non-cash interest expense of $0.3 million. The  increase in cash interest is as a result of an increase of $1.4 million on the First-Lien Notes as a result of a net increase in the amount of First-Lien Notes outstanding due to the issuance of additional First-Lien Notes described earlier in “Recent Developments”, partially offset by contractual principal repayments and an increase of $1.7 million related to the 12.5% Senior Secured Notes due 2018 (“Second-Lien Notes”) due to an increase in the US dollar currency translation.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased a nominal amount to $1.4 million for the three months ended November 30, 2015, as compared to the same period in the prior year.

Gain on disposal of property and equipment

During the three months ended November 30, 2015, we disposed of property and equipment and realized a gain of $0.1 million. During the three months ended November 30, 2014, we disposed of the Montreal Gazette production facility and realized a gain of $0.7 million. .

Gain on derivative financial instruments

Gain on derivative financial instruments for the three months ended November 30, 2015 was $1.8 million as compared to $3.2 million during the same period in the prior year. The gains relate to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.

Foreign currency exchange losses

Foreign currency exchange losses for the three months ended November 30, 2015 were $5.4 million as compared to $15.5 million during the same period in the prior year.Foreign currency exchange losses consist primarily of unrealized gains related to changes in the carrying value of the Second-Lien Notes.

Loss before income taxes

Loss before income taxes was $4.2 million for the three months ended November 30, 2015, as compared to $10.3 million for the same period in the prior year. The decrease in loss before income taxes is the result of an increase in operating income and decreased foreign currency exchange losses, partially offset by an increase in interest expense, a decrease in gain on derivative financial instruments and a gain realized on the disposal of the Montreal Gazette production facility in the three months ended November 30, 2014, all as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the three months ended November 30, 2015 or 2014. Current taxes payable or recoverable result in a decrease or increase, respectively, to our tax loss carryforward balances. The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the consolidated statement of financial position.

Net loss attributable to equity holders of the Company

Net loss for the three months ended November 30, 2015 was $4.2 million as compared to $10.3 million for the same period in the prior year, as a result of the factors described above in loss before income taxes.

Consolidated quarterly financial information

($ in thousands of Canadian dollars, except per share information)	Fiscal 2016	Fiscal 2015				Fiscal 2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	251,080	230,232	205,092	145,445	169,514	146,804	170,989	162,484

Net loss attributible to equity holders of the Company	(4,231)	(54,092)	(140,840)	(58,218)	(10,255)	(49,761)	(20,605)	(25,290)
Net loss per share attributible to equity holders of the Company
Basic	$(0.02)	$(0.19)	$(0.84)	$(1.45)	$(0.26)	$(1.24)	$(0.51)	$(0.63)
Diluted	$(0.02)	$(0.19)	$(0.84)	$(1.45)	$(0.26)	$(1.24)	$(0.51)	$(0.63)

Cash flows from (used in) operating activities	(2,712)	(4,394)	28,377	(641)	2,640	(16,584)	12,928	14,659

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand and cash flows from operations will enable us to meet our working capital, capital expenditure, debt servicing and other funding requirements. However, our ability to fund our working capital needs, debt servicing and other obligations depends on our future operating performance and cash flows. There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results”. Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from digital media and other forms of media as well as competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites. Although we expect to fund our capital needs with our available cash, the restricted cash as discussed below and cash generated from operations, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements. In addition, the ABL Facility matured on October 16, 2015 and was not replaced. We haven’t relied on the ABL Facility since its inception.

As at November 30, 2015, we have restricted cash of $18.2 (August 31, 2015 - $25.4 million). During the year ended August 31, 2015, the net proceeds of $17.2 million and $8.2 million related to the sales of the Vancouver newspapers and Edmonton Journal production facilities, respectively, were recorded as restricted cash on the consolidated statement of financial position. Pursuant to the First-Lien Notes indenture, any net proceeds from an asset disposition in excess of $10.0 million shall be deemed Mandatory Offer Collateral Proceeds and would be used to make an offer to redeem an equal amount of First-Lien Notes while any net proceeds from an asset disposition of more than $5.0 million but less than $10.0 million are available to be reinvested in the business.  During the three months ended November 30, 2015, $6.7 million of restricted cash related to the Vancouver newspapers production facility was used to redeem $6.5 million aggregate principal amount of First-Lien Notes and pay accrued interest of $0.2 million. The remaining restricted cash of $10.5 million is being held in trust by the 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) noteholders and is available to be reinvested in the business by July 30, 2016, and if not, would constitute Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture. If the Excess Collateral Proceeds exceed $25.0 million we will be required to make an offer to redeem an equal amount of Second-Lien Notes. During the three months ended November 30, 2015, $0.5 million of restricted cash related to the Edmonton Journal production facility was reinvested in the business through the purchase of property and equipment. The remaining restricted cash of $7.7 million is being held in trust by the First-Lien noteholders and is available to be reinvested in the business by July 9, 2016, and if not, would constitute Excess Collateral Proceeds per the terms of the First-Lien notes indenture. If the Excess Collateral Proceeds exceeds $5.0 million we will be required to make an offer to redeem an equal amount of First-Lien Notes and if the Excess Collateral Proceeds is less than $5.0 million it becomes Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture.

Cash flows from (used in) operating activities

Our principal sources of liquidity are cash flows from operating activities. For the three months ended November 30, 2015, our cash flows from operating activities were outflows of $2.7 million (2014 – inflows of $2.6 million). Cash flows from operating activities decreased $5.3 million for the three months ended November 30, 2015, as compared to the same period in the prior year due to a decrease in operating income before depreciation, amortization, impairment and restructuring, an increase in restructuring payments of $2.6 million and interest payments of $5.0 million, partially offset by a decrease in non-cash working capital as a result of the $13.8 million recovery of the Ontario Interactive Digital Media Tax Credit in the three months ended November 30, 2014 as described earlier in “Recent Developments”.

As at November 30, 2015 we had cash of $32.4 million (August 31, 2015 –$43.8 million).

Cash flows from investing activities

For the three months ended November 30, 2015, our cash flows from investing activities were inflows of $0.3 million (2014 – $10.5 million). The net cash inflows from investing activities during the three months ended November 30, 2015 include inflows for the receipt of the working capital receivable of $1.2 million related to the Sun Acquisition as described earlier in “Recent Developments”, partially offset by outflows on capital expenditures related to property and equipment of $0.7 million and intangible assets of $0.2 million. The net cash inflows from investing activities during the three months ended November 30, 2014 included the net proceeds received on the sale of the Montreal Gazette production facility of $12.4 million, which was classified as restricted cash on the condensed consolidated statement of financial position, offset by outflows on capital expenditures related to property and equipment of $1.8 million and intangible assets of $0.1 million.

Cash flows used in financing activities

For the three months ended November 30, 2015, our cash outflows from financing activities were $9.1 million (2014 – $23.4 million). The net cash outflows from financing activities during the three months ended November 30, 2015 include outflows related to our indebtedness as discussed below, partially offset by an inflow of restricted cash of $7.2 million as discussed above. The cash outflows from financing activities during the three months ended November 30, 2014 included the restricted cash of $12.4 million discussed above, which was used to finance the Sun Acquisition, $2.2 million of debt issuance costs and $2.5 million of share issuance costs and cash outflows related to our indebtedness as discussed below.

Indebtedness

As of November 30, 2015, we have $312.5 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding (August 31, 2015 - $328.8 million and US$268.6 million, respectively). During the three months ended November 30, 2015, we made contractual redemptions of $16.3 million (2014 - $6.3 million), of aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

The following tables set out the principal and carrying amount of our long-term debt outstanding As at November 30, 2015 and August 31, 2015. The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on the closing foreign exchange rate on November 30, 2015 of US$1:$1.3353 (August 31, 2015 – US$1:$1.3157).

	As at November 30, 2015			As at August 31, 2015
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts a nd other	Carrying Value	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$)	312,517	(4,020)	308,497	328,780	(4,605)	324,175
Second-Lien Notes (US$268.6M)	358,708	(4,905)	353,803	353,443	(5,287)	348,156
	671,225	(8,925)	662,300	682,223	(9,892)	672,331

Financial Position As at November 30, 2015 and August 31, 2015

($ in thousands of Canadian dollars)	As at November 30, 2015	As at August 31, 2015
Current assets	196,307	191,627
Total assets	870,167	874,097
Current liabilities	172,311	169,035
Total liabilities	947,002	963,387
Deficiency	(76,835)	(89,290)

The increase in our current assets at November 30, 2015 as compared to August 31, 2015 is due to increases in accounts receivable, as a result of the seasonality of our business, partially offset by a decrease in cash and restricted cash. Total assets as at November 30, 2015 decreased as compared to August 31, 2015, as a result of a decrease in the carrying value of property and equipment and intangible assets as a result of depreciation and amortization during the three months ended November 30, 2015, partially offset by an increase in the carrying value of our derivative financial instruments and an increase in current assets as previously described. Current liabilities have increased due to increased accrued liabilities including accrued interest payable on long-term debt and an increase in provisions as a result of the New Transformation Program, partially offset by a decrease in accounts payable and the current portion of long-term debt. The decrease in total liabilities is due to a decrease in the carrying value of long-term debt and a decrease in the carrying value of our employee benefit plan liabilities, partially offset by an increase in current liabilities as previously described.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies and related risks are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, except as discussed below.

Foreign currency risk

As at November 30, 2015, approximately 53% of the outstanding principal on our long-term debt is payable in US dollars (August 31, 2015 – 52%). As at November 30, 2015 and August 31, 2015, we have US$268.6 million Second-Lien Notes outstanding.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Future Accounting Standards

We have not early adopted the following new standards and the impacts on the audited consolidated financial statements have not yet been determined:

(i) IFRS 9 – Financial Instruments

The standard was issued in July 2014 and addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 – Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. The new standard also addresses financial liabilities and they largely carry forward existing requirements in IAS 39, except that fair value changes to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. This standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

(ii) IFRS 15 – Revenue from Contracts with Customers

The standard was issued in May 2014 and is a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. The standard replaces IAS 11 - Construction Contracts and IAS 18 - Revenue, as well as various IFRIC and SIC interpretations regarding revenue. The standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

Risk Factors

The risks relating to our business are described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013, which section is incorporated by reference herein.

Internal Controls

Disclosure controls and procedures within Postmedia have been designed to provide reasonable assurance that all relevant information is identified to its management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the CEO and CFO, to provide reasonable assurance regarding the reliability of Postmedia’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO have evaluated whether there were changes to Postmedia's internal control over financial reporting during the three months ended November 30, 2015, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. There were no changes identified during their evaluation. Management has limited the scope of the design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures related to the Sun Acquisition, the operating results of which are included in the interim condensed consolidated financial statements for the three months ended November 30, 2015. The scope limitation is in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The revenue of the properties acquired as part of the Sun Acquisition for the three months ended November 30, 2015 was $103.7 million.

Share Capital

As at January 8, 2016 we had the following number of shares and options outstanding:

Class C voting shares	1,015,122
Class NC variable voting shares	280,166,723
Total shares outstanding	281,181,845

Total options and restricted share units outstanding (1)	2,609,000

(1) The total options and restricted share units outstanding are convertible into 1,510,000 Class C voting shares and 1,099,000 Class NC variable voting shares. The total options and restricted share units outstanding include 1,844,000 options that are vested and 765,000 options that are unvested.